Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table presents the ratio of earnings to fixed charges for us and our consolidated subsidiaries for each of the periods indicated. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income from operations before income taxes and fixed charges, net. “Fixed charges” consist of interest expense incurred on all indebtedness. Neither we nor any of our consolidated subsidiaries had any preferred shares outstanding for any of the periods reflected in this table.

	Three months ended March 31,				Years ended December 31,
($ in millions)	2016		2015		2015		2014		2013		2012		2011
Earnings
Pre-tax income from continuing operations attributable to controlling interests	$44.0		$46.2		$201.3		$68.1		$32.7		$27.3		$22.0
Less: (Income) loss from equity-accounted Affiliates	(3.3)		(2.7)		(12.7)		(9.6)		(7.7)		(15.3)		(10.6)
Distributed income of equity-accounted Affiliates	0.4		0.2		8.5		7.7		15.3		10.1		9.5
Fixed charges	0.5		0.9		3.1		50.6		72.2		84.1		74.2
Adjusted income from continuing operations before income taxes and fixed charges	$41.6		$44.6		$200.2		$116.8		$112.5		$106.2		$95.1

Fixed Charges
Interest expensed and capitalized	$0.5		$0.9		$3.1		$50.6		$72.2		$84.1		$74.2
Total fixed charges:	$0.5		$0.9		$3.1		$50.6		$72.2		$84.1		$74.2

Ratio of Earnings to Fixed Charges:	83.2	x	49.6	x	64.6	x	2.3	x	1.6	x	1.3	x	1.3	x